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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                  ROBOTIC VISION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  771074-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  December 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 771074-10-1               13D/A                     Page 2 of 10 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

RVSI Investors, L.L.C.        FEIN: applied for
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,200,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.0% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 14,723,612 shares of Common Stock outstanding as of December 18, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003.

CUSIP No. 771074-10-1               13D/A                     Page 3 of 10 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,200,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.0% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 14,723,612 shares of Common Stock outstanding as of November 26, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003.

CUSIP No. 771074-10-1               13D/A                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,200,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.0% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 14,723,612 shares of Common Stock outstanding as of November 26, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003.

CUSIP No. 771074-10-1               13D/A                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,200,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.0% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 14,723,612 shares of Common Stock outstanding as of November 26, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003.

CUSIP No. 771074-10-1               13D/A                     Page 6 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,200,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,200,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.0% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 14,723,612 shares of Common Stock outstanding as of November 26, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003.

CUSIP No. 771074-10-1               13D/A                     Page 7 of 10 Pages

This Amendment No. 1 to Schedule 13D/A relates to the common stock, par value $0.01 per share ("Common Stock"), of Robotic Vision Systems, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 486 Amherst Street, Nashua, New Hampshire 03063. Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:

ITEM 2. Identity and Background

(a)-(c) RVSI Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, is the managing member of Purchaser ("Fund 02-04"). EGI Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Fund 02-04 ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

Purchaser has no executive officers. The executive officers of Fund 02-04, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
- Donald J. Liebentritt - Vice President; President of EGI
- William C. Pate - Vice  President;  Managing  Director  of EGI
- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Purchaser, Fund 02-04, Managing Member and SZ Investments, the "Purchaser Entities").

The officers and directors of Chai Trust are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

-Donald J. Liebentritt is the President and a Director of Chai Trust.

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also is a co-owner and co-manager of Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The business address of each Purchaser Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

CUSIP No. 771074-10-1               13D/A                     Page 8 of 10 Pages

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each of the Reporting Persons are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration

On November 26, 2003, Purchaser acquired a three-year warrant to purchase 2,200,000 shares of Common Stock at an exercise price of $0.01 per share of Common Stock (the "Warrant"). Issuer issued the Warrant to Purchaser pursuant to that certain Warrant Letter dated as of November 26, 2003 and made by Issuer in favor of Purchaser (the "Warrant Letter"), a copy of which is attached as
Exhibit 1 to Schedule 13D and is incorporated herein by reference, in connection with Purchaser making loans and certain other financial accommodations to Issuer pursuant to the terms of that certain Amended and Restated Loan and Security Agreement dated as of November 26, 2003 and made by and among Issuer, Purchaser and PNC Bank, National Association, as agent for the lenders party thereto, as the same shall be amended, restated or otherwise modified from time to time (the "Loan Agreement"). All funds used in making the loans and certain other financial accommodations to Issuer were obtained from the working capital of Purchaser.

On December 18, 2003, Purchaser exercised the Warrant for an exercise price of $22,000, and in return received 2,200,000 shares of Common Stock (the "Shares"). All funds used in paying the exercise price were obtained from the working capital of Purchaser.

ITEM 4. Purpose of the Transaction

Purchaser acquired the Warrant pursuant to the Warrant Letter. Purchaser acquired the Warrant and the subsequent Shares upon exercise thereof for investment purposes.

In connection with the acquisition of the Warrant, Issuer granted to Purchaser certain registration rights with respect to the Shares, including, without limitation, "shelf" registration rights, which rights are memorialized in a Registration Rights Agreement dated as of November 26, 2003 and made by and between Issuer and Purchaser (the "Registration Rights Agreement"), a copy of which is attached as Exhibit 2 to Schedule 13D and is incorporated herein by reference.

Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 14,723,612 shares of Common Stock outstanding as of December 18, 2003, based upon information provided by the Issuer, and taking into account the Issuer's 5 for 1 reverse stock split effectuated November 26, 2003. Purchaser and each of the Purchaser Entities holds beneficial ownership and dispositive and voting power of the Shares, representing 13.0% of Issuer's issued and outstanding Common Stock.

Fund 02-04 is the sole managing member of Purchaser and, together with the other Purchaser Entities, holds sole voting and dispositive power over the Shares.

CUSIP No. 771074-10-1               13D/A                     Page 9 of 10 Pages

Fund 02-04 holds approximately 61.5% of the membership interests in Purchaser, and, accordingly, Fund 02-04, and through it, Managing Member, SZ Investments and Chai Trust, each have a pecuniary interest in 1,353,858 of the Shares. Other unaffiliated members of Purchaser have a pecuniary interest in the balance of such Shares.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Purchaser acquired its initial interests in Issuer for investment purposes pursuant to the terms of the Warrant Letter. In connection with the acquisition of the Warrant, Issuer granted to Purchaser certain registration rights with respect to the Shares, which rights are memorialized in the Registration Rights Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Warrant Letter dated as of November 26, 2003 made by Issuer in favor of Purchaser*

Exhibit 2 Registration Rights Agreement dated as of November 26, 2003 made by and between Issuer and Purchaser*

* Previously filed.

CUSIP No. 771074-10-1               13D/A                    Page 10 of 10 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 18, 2003


-RVSI INVESTORS, L.L.C.
 By: EGI-FUND (02-04) INVESTORS, L.L.C., its Managing Member
-EGI-FUND (02-04) INVESTORS, L.L.C.
-EGI-MANAGING MEMBER (02-04), L.L.C.

 Each by: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: Vice President


-CHAI TRUST COMPANY, L.L.C.

 By: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)